     As filed with the Securities and Exchange Commission on August 30, 1996
                                            Registration Statement No.  333-9291

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                              AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             BUSH INDUSTRIES, INC.
- --------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Delaware
- --------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   16-0837346
- --------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

                                One Mason Drive
                           Jamestown, New York 14702
                                 (716) 665-2000
- --------------------------------------------------------------------------------
              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Robert L. Ayres, Chief Financial Officer
                             Bush Industries, Inc.
                                One Mason Drive
                           Jamestown, New York 14702
                                 (716) 665-2000
- --------------------------------------------------------------------------------
               (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                             Alan H. Aronson, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                        One S.E. 3rd Avenue, 27th Floor
                           Miami, Florida  33131-1704
                                 (305) 374-5600
- --------------------------------------------------------------------------------

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box. [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [_].

                        Calculation Of Registration Fee
- --------------------------------------------------------------------------------

 Title of each   Amount to be    Proposed         Proposed         Amount of
 class of        registered (1)  maximum          maximum          registration
 securities to                   offering price   aggregate
 be registered                   per share (2)    offering
                                                  price (2)
- --------------------------------------------------------------------------------
 Class A         197,753         $19.375          $ 3,831,464.38   $1,321.19
 Common Stock,   shares
 par value $.10
 per share
- --------------------------------------------------------------------------------
 Class A          84,376         $ 8.91 (3)       $   751,790.16   $  259.24
 Common Stock,    shares                                     (3)
 par value $.10
 per share (3)
- --------------------------------------------------------------------------------
                   Total:                         $ 4,583,254.54   $ 1,580.43
- --------------------------------------------------------------------------------

(1) Pursuant to Rule 416(c), promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate amount of securities to be offered or sold as a result of any adjustments for stock splits, stock dividends or similar events.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Represents shares of the Registrant's Class A Common Stock issuable upon exercise of outstanding stock options at an exercise price of $ 8.91 per share.

                  -------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     (ii)

                             BUSH INDUSTRIES, INC.

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K

        Registration Statement                Caption or
        Item Number and Caption          Location in Prospectus
        -----------------------          ----------------------
1.  Forepart of the Registration
    Statement and Outside Front          Cover Page of Prospectus.
    Cover Page of Prospectus.

2.  Inside Front and Outside Back        Inside Front and Outside Back Cover
    Cover Pages of Prospectus.           Pages of Prospectus.

3.  Summary Information, Risk            Prospectus Summary;
    Factors and Ratio of Earnings        Summary Financial Information;
    to Fixed Charges.                    Risk Factors

4.  Use of Proceeds.                     Use of Proceeds.

5.  Determination of Offering Price.     Not Applicable.

6.  Dilution.                            Not Applicable.

7.  Selling Securityholders.             Selling Securityholders.

8.  Plan of Distribution.                Selling Securityholders.

9.  Description of Securities to be      Not Applicable.
    Registered.

10. Interests of Named Experts and       Legal Opinion.
    Counsel.

11. Material Changes.                    Not Applicable.

12. Incorporation of Certain             Incorporation of Documents by
    Information by Reference.            Reference.

13. Disclosure of Commission Position    Not Applicable.
    on Indemnification for Securities
    Act Liabilities.

                                     (iii)

                  PRELIMINARY PROSPECTUS, DATED AUGUST 30, 1996
                             SUBJECT TO COMPLETION
                               -----------------
                             BUSH INDUSTRIES, INC.
             282,129 Shares of Class A Common Stock, $.10 par value

     This Prospectus relates to 282,129 shares of Class A Common Stock, par value $.10 per share (the "Common Stock"), of Bush Industries, Inc., a Delaware corporation (the "Registrant" or the "Company"). Of the shares of Class A Common Stock offered hereby, 282,129 shares are to be sold by certain security holders of the Company (the "Selling Securityholders"). Of such shares, 84,376 shares of Class A Common Stock in the aggregate to be sold by Selling Securityholders are issuable to the Selling Securityholders upon exercise of a like number of outstanding stock options, exercisable at $ 8.91 per share. The Company will not receive any of the proceeds from any of the shares sold by the Selling Securityholders, but will receive gross proceeds of $ 751,790.16, upon the exercise of all of the stock options by the Selling Securityholders described above. See "Selling Securityholders".

     The Company will pay all the expenses of this offering. The Selling Securityholders, however, will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of their shares of Class A Common Stock and their respective legal expenses. The shares of Class A Common Stock may be sold by Selling Securityholders directly or through underwriters, dealers or agents in market transactions or in privately-negotiated transactions. See "Plan of Distribution". This Registration Statement also covers the exercise of the above-described stock options by certain of the Selling Securityholders.

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "BSH." On August 27, 1996, the closing price of the Class A Common Stock was $16.25 per share.

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER "RISK FACTORS" COMMENCING ON PAGE 8.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is            , 1996
                                           ------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., and at its following regional offices: Suite 788, 1375 Peachtree St. N.E., Atlanta, Georgia 30367; Suite 1400, 500 West Madison Street, Chicago, Illinois; and 7 World Trade Center, New York, New York. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Act") with respect to the securities being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. The Registration Statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BSH." All of the reports required to be filed by the Company with the New York Stock Exchange and other information concerning the Company can be inspected at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended December 30, 1995, and (2) the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996. Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus but prior to the termination of this offering to which this Prospectus relates, shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents (unless such exhibits have been specifically incorporated by reference therein). Requests for such copies should be directed to the Company's Treasurer, at the principal executive offices of the Company at One Mason Drive, Jamestown, New York 14702, telephone (716) 665-2000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the detailed information, financial statements and related notes appearing elsewhere in this Prospectus. Each investor is urged to read this Prospectus in its entirety. Unless the context otherwise requires, all information in this Prospectus (i) has been adjusted to reflect the three-for-two stock split effectuated in the form of a fifty (50%) percent stock dividend which became effective as of June 14, 1996 and (ii) assumes no exercise of any outstanding options or warrants. Investors should carefully consider the information set forth under the heading "Risk Factors".

                                  The Company

     Bush Industries, Inc. (the "Company" or the "Registrant"), and through its subsidiaries, is primarily engaged in the design, manufacture and sale of ready-to-assemble ("RTA") furniture products in various price ranges for both business and consumer use. The Company also designs, manufactures and sells assembled furniture. The Company's RTA furniture product line includes audio/video home entertainment centers, home theater furniture systems, audio cabinets, television/VCR carts, room dividers, wall units, bookcases, bedroom and kitchen/utility furniture, microwave carts, computer desks and workstations, hutches, printer stands, double pedestal executive desks, credenzas, storage armoires and file cabinets. The Company's assembled products include home entertainment centers, home theater furniture systems, and furniture for the home and commercial office.

     The Company's varied RTA furniture product line is designed for ease of assembly, so that such products can be readily assembled by following simple, easy to read diagramed instructions, contained with each RTA product sold. In addition, the Company maintains a toll free number to assist consumers with any questions with respect to the assembly of any product.

     The Company was incorporated under the laws of the State of Delaware on February 5, 1985. The Company was a successor to a corporation of the same name incorporated under the laws of the State of New York in 1959.

     In January 1994, the Company expanded its operations with the acquisition of approximately 450,000 square feet of manufacturing and warehouse space in Jamestown, New York. In 1995, the Company began the first phase of a two phase expansion program which will ultimately include a new approximately one million square-foot manufacturing and distribution facility in Erie County, Pennsylvania, which is about 50 miles west of the Company's main manufacturing complex in Jamestown, New York. The first phase of this expansion, or approximately 500,000 square feet, which was completed in April 1996, replaced the Company's leased distribution and warehouse facility in Saybrook, Ohio. Construction of the second phase of the expansion program, for an additional approximately 500,000 square feet is scheduled to be completed in the later part of 1996. Manufacturing capacity, incorporating advanced technology, will be added to this facility as demand requires.

     As of May 30, 1996, the Company consummated the purchase of a majority interest in The Color Works, Inc., a North Carolina corporation, for $5,481,603, payable principally in the Company's Class A Common Stock, as described below. The Color Works, Inc., a North Carolina based finishing and decorating firm, holds the master license to the "HydroGraFix" film processing technology in North and South America, Central Europe and South Africa. Such technology involves three-dimensional dipping and color decorating of various substrate materials. Pursuant to the terms of a stock purchase agreement, the Company acquired approximately 67.1% of the issued and outstanding capital stock of The Color Works, Inc. for an aggregate 197,753 shares of the Company's Class A Common Stock and a cash payment of $826,692. The shares that were issued in connection with such acquisition are being registered hereunder for the benefit of the Selling Securityholders. Such shares are subject to an escrow agreement, pursuant to which ten percent of the shares may be released from escrow every quarter commencing May 30, 1997. See "Selling Securityholders".

       The Company's principal place of business is located at One Mason Drive, Jamestown, New York 14702 (716-665-2000).

                             The Offering

Shares of Class A Common Stock
offered by Selling Securityholders       282,129 shares (1)

Number of Selling Securityholders        16 persons (1)

Number of Shares of Class A Common
Stock outstanding before the             9,634,571 shares (2)
Offering

Number of Shares of Class A Common
Stock outstanding after the              9,718,947 shares (1)(2)
Offering

Gross Proceeds to the Company            $ 751,790.16  See "Use of Proceeds" (3)

Risk Factors                             The offering involves certain risks.
                                         See "Risk Factors".

New York Stock Exchange symbol           "BSH"

- ----------------

(1) Assumes the issuance of an aggregate 84,376 shares of Class A Common Stock issuable upon the exercise of a like number of outstanding stock options.
(2) Excludes the issuance of an aggregate 3,855,365 shares of Class A Common Stock issuable upon conversion of a like number of outstanding shares of the Company's Class B Common Stock, par value $.10 per share. In addition, excludes up to an aggregate 1,855,660 shares of Class A Common Stock issuable upon the exercise of outstanding stock options granted under the Company's 1985 Stock Plan and 1985 Incentive Stock Option Plan. Also excludes up to an aggregate 375,000 shares of Class A Common Stock issuable upon the grant of shares or upon the exercise of options to be granted and/or currently outstanding under the Company's 1995 Stock Plan.
(3) Represents gross proceeds to be received by the Company upon the exercise of 84,376 outstanding stock options by certain of the Selling Securityholders. See "Selling Securityholders". The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Securityholders apart from the exercise of the above-described outstanding stock options.

                             SUMMARY FINANCIAL DATA

     The following summary financial data of the Company for the 1991 through 1995 fiscal years and for the interim periods listed below have been derived from the Consolidated Financial Statements of the Company. This summary financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.


                                       (In Thousands, except share and per share data)
                                       -----------------------------------------------
                           Twenty-Six Weeks Ended                                   Fiscal Year Ended
                       June 29, 1996   July 1, 1995     1995            1994            1993         1992         1991
- ----------------------------------------------------------------------------------------------------------------------------
Earnings
Data (1)
Net Sales........      $  120,232       $   95,181     $  220,014     $  213,216     $  170,285     $  127,990     $  126,459

Earnings Before
Income Taxes.....      $   14,652       $   7,410      $   20,744     $   19,842     $   11,908     $    4,569     $    4,249
Net Earnings.....      $    9,077       $   4,481      $   12,550     $   12,004     $    7,145     $    2,771     $    2,405
Earnings Per Share
     Primary           $     0.65       $   0.34       $     0.95     $     0.86     $    0.55      $     0.21     $     0.19
     Fully Diluted     $     0.64       $   0.34       $     0.91     $     0.86     $    0.55      $     0.21     $     0.19

Weighted Average
Shares Outstanding
     Primary           13,938,293       13,279,816     13,270,543     14,012,071     13,021,512     13,041,012      12,870,270
     Fully Diluted     14,175,596       13,279,816     13,841,191     14,012,071     13,045,116     13,042,845      12,936,207

Balance Sheet
Data
Working Capital..      $   33,634       $   33,263     $   24,018     $   34,421     $   26,903     $   23,634      $   11,130
Net Plant, Property
 and Equipment...      $   64,546       $   37,254     $   49,616     $   34,417     $   29,041     $   27,524      $   28,835

Total Assets.....      $  135,796       $   94,914     $  102,606     $  100,958     $   83,522     $   72,161      $   78,017
Long-term Debt...      $   29,418       $   15,358     $   15,031     $   16,774     $   16,108     $   18,809      $   10,284
Stockholders'
 Equity...........     $   74,688       $   55,494     $   59,113     $   52,265     $   39,938     $   31,852      $   29,249

- --------------------------

(1) Earnings per share and the number of weighted average Class A and Class B Shares of Common Stock outstanding have been adjusted to reflect the 3-for-2 stock split effectuated in the form of a fifty percent dividend paid on June 28, 1996 to stockholders of record as of June 14, 1996; the 5-for-4 stock split effectuated in the form of a twenty-five percent dividend paid on January 20, 1995 to stockholders of record as of January 6, 1995; and the 3-for-2 stock split effectuated in the form of a fifty percent dividend paid on January 7, 1994 to stockholders of record as of December 20, 1993.

                                  RISK FACTORS

          An investment in the shares of Class A Common Stock offered hereby involves a certain degree of risk. Therefore, in evaluating the Company and its business prospects, prospective investors should carefully consider the following risk factors in addition to the other information set forth elsewhere in this Prospectus before purchasing shares of Class A Common Stock in this offering.

          Financial Conditions; Results of Operations. Although the Company achieved record second quarter sales for the 13 week period ending June 29, 1996, no assurance can be given that the Company will be able to sustain such record growth in the future. In addition, although the Company achieved seven consecutive years of increased sales, no assurance can be given that such trend will continue. The Company's results of operations are affected by numerous factors, many of which are beyond the control of the Company. These factors include general business and economic conditions, factors generally affecting consumer spending, and factors generally affecting the level of retail sales.

          New Product Development. The Company's results of operations depend, in part, upon its continued ability to develop, market and launch new products in the RTA furniture industry. New products must be developed, tested and manufactured on a cost-effective basis before such products can be successfully marketed. The development and marketing process is time consuming and costly. Although the Company expends time and resources to develop products in an effort to satisfy changing consumer demand, no assurance can be given that new products can be developed on a cost-effective basis to meet such consumer demand. In addition, no assurance can be given that any new products developed would be commercially accepted.

          Competition. The Company competes with numerous companies that manufacture, sell and distribute RTA furniture. Some of these companies have greater assets and possess greater financial resources than the Company.

          Dependence on Principal Customer. For the fiscal year ended December 30, 1995, the Company had one customer, which accounted for approximately 14% of the Company's total gross sales. No other single customer accounted for more than 10% of the Company's total gross sales. While the loss of any substantial customer could have a material short-term impact on the Company's business, the Company believes that its diverse distribution channels would minimize the long-term impact of any such loss.

          Sources and Availability of Raw Materials. The Company purchases the raw materials used in the manufacture of its furniture product lines from various sources located throughout the United States and abroad. Although the Company believes that none of the materials required for its manufacturing operations are proprietary in nature and that an adequate supply of raw materials is available from multiple sources, no assurances can be given that shortages in these raw materials will not occur in the future.

       Reliance on Executive Officers and Key Employees. The continued success of the Company is dependent to a significant degree upon the services of its executive officers and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. The Company has employment agreements with certain of its executive officers. The ability of the Company to operate successfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. The employment agreements between the Company and its executive officers are individually terminable by each executive officer upon a change of control of the Company.

       Price Volatility of Stock Market. The market price of the Class A Common Stock is subject to significant fluctuations. From time to time in recent years, the securities markets have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Company's Class A Common Stock.

       Credit Facility Restrictions; Future Availability.  The Company has a
$75 million revolving line of credit with a financial institution. The agreement governing the line of credit contains covenants that impose limitations on the Company, and requires the Company to be in compliance with certain financial ratios. If the Company fails to make required payments, or if the Company fails to comply with the various covenants contained in its agreement, the lender may be able to accelerate the maturity of such indebtedness. As of March 30, 1996, the Company was in compliance with the required financial ratios and the Company believes that it is presently in compliance with all other covenants under this agreement. The revolving line of credit agreement expires on July 31, 2000.

       Environmental Compliance. In November 1995, the Company was notified by the New York State Department of Environmental Conservation ("DEC") of an alleged violation of a certain environmental regulation concerning the presence of contaminates in the groundwater, including trichloroethene ("TCE"), beneath the Company's plant located in Little Valley, New York. Based on available data, the Company believes that there is no conclusive evidence that its plant is the source of such contamination, nor has the Company ever used TCE in its manufacturing operations. The Company has proposed to the DEC in a "Statement of Work", certain monitoring and testing procedures to be undertaken by the Company to obtain more reliable data as to the extent and sources of the TCE contamination. Such "Statement of Work", if acceptable to the DEC, may form the basis of an Order On Consent with the DEC with respect to those measures to be
undertaken by the Company.   As of this date, the DEC is still reviewing the
Company's proposed "Statement of Work." On June 17, 1996, an approximate five-mile area in Little Valley, New York was added to the federal Superfund national priorities list, and with respect thereto, no potentially responsible parties
have been identified as of the date hereof.   Although no assurance can be
given, the Company believes that its operations will not be adversely affected by the foregoing. The Company has also become aware of the possible presence of certain levels of contaminates on the Greensboro, North Carolina property owned by The Color Works, Inc., a North Carolina corporation, of which the Company recently became the majority stockholder. The Company has been indemnified to a certain extent by the former shareholders of The Color Works, Inc., which include certain of the Selling Securityholders hereunder, and James H. Peeples, the President of such entity, and has procured a $20,000,000 environmental insurance policy relating thereto. In the unlikely event any such environmental costs are not covered by such indemnification or insurance, the Company may be responsible for certain costs. However, based on an initial assessment of the situation, the Company believes, although no assurance can be given, that the Company's operations will not be materially adversely affected by the foregoing.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock being offered by the Selling Securityholders hereunder, except with respect to the exercise of up to an aggregate 84,376 outstanding stock options by certain Selling Securityholders. Upon exercise of all of said stock options, the Company will realize an aggregate $ 751,790.16 in gross proceeds. The Company intends to use any such proceeds realized from the exercise of such stock options for working capital purposes.

                     SELLING SECURITYHOLDERS

                                                                   Number of
                                Number of                         Shares (and
                              Shares Owned       Number of       percentage of
                                Prior to        Share to be      Shares) After
                                 Offering          Sold             Offering
                              ------------      -----------      -------------
Paul R. Bleiberg (1)                 658            658                0
Judith Bleiberg (1)                  658            658                0
Arthur Bluethenthal (1)            2,199          2,199                0
Arthur Bluethenthal,              49,494         49,494                0
 Trustee (1)(2)
Joanne K. Bluethenthal (1)         2,199          2,199                0
Deborah J. Bost (1)               10,165         10,165                0
David Dawson (4)                  66,330(4)      42,188           24,142(5)
Anne G. Peeples (1)(3)             6,675          6,675                0
The Peeples Family Trust           5,890          5,890                0
 (1)(3)
Joseph H. Sherrill, Jr. (1)       34,065         34,065                0
Carolyn S. Sloan (1)              15,399         15,399                0
Linda E. Sloan (1)                15,381         15,381                0
Tamara F. Sloan (1)               15,399         15,399                0
Thomas R. Sloan (1)               24,172         24,172                0
Thomas R. Styers, III,
 As Trustee for
 Allison M. Sloan (1)             15,399         15,399                0
Francis Weinaug (4)               42,188         42,188                0

(1) Of the aggregate 282,129 shares of Class A Common Stock being sold by the Selling Securityholders, except with respect to those shares of Class A Common Stock issuable upon exercise of outstanding stock options, such shares were issued in connection with the Company's acquisition of The Color Works, Inc., a North Carolina corporation, on May 30, 1996. Said shares are being held in escrow pursuant to the terms of the stock purchase agreement, entered into by and between the Company and the shareholders of The Color Works, Inc., and pursuant to the terms thereof, ten percent of such shares are to be released from escrow every quarter commencing May 30, 1997, provided there are no unsatisfied or unresolved claims against such shares. Irrespective of the foregoing, any Selling Securityholder who owns such shares may sell such shares and remit the proceeds from such sale back into escrow, which proceeds will be released in accordance with the terms of such agreement.
(2) Mr. Bluethenthal serves as trustee pursuant to the terms of a February 15, 1995 voting trust.
(3) Anne G. Peeples and James H. Peeples are the trustees of The Peeples Family Trust. Anne G. Peeples is the mother of James H. Peeples, the President of The Color Works, Inc.
(4) Represents 42,188 shares of Class A Common Stock issuable upon exercise of outstanding stock options. Excludes an aggregate 287,072 shares of the Company's Class A Common Stock and an aggregate 46,681 shares of the Company's Class B Common Stock held in trusts for the benefit of the children of Paul S. Bush, the President of the Company, and with respect to such trusts, Mr. Dawson serves as a co-trustee.
(5)  Less than one percent.

                              PLAN OF DISTRIBUTION

     The distribution of the shares of Class A Common Stock by the Selling Securityholders may be effectuated from time to time in one or more transactions (which may involve block transactions), on the New York Stock Exchange, or on any exchange on which the shares of Class A Common Stock may then be listed, in negotiated private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices or at negotiated prices. The Selling Securityholders may effectuate such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of shares of Common Stock for whom they may act as agent (which compensation may be in excess of customary commissions).

     The Selling Securityholders and any broker-dealers that act in connection with the sale of the shares of Class A Common Stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and the commissions received by them and any profit on the resale of such shares might be deemed to be underwriting discounts or commissions under the Act. The Selling Securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Class A Common Stock against certain liabilities including liabilities arising under the Act.

                                    EXPERTS

     The financial statements for the fiscal years ending as of December 30, 1995 and December 31, 1994 and for each of the three years in the period ended December 30, 1995 included in this Prospectus have been so included in reliance on the report of Deloitte & Touche, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL MATTERS

     Akerman, Senterfitt & Eidson, P.A., Miami, Florida, has acted as counsel to the Company in connection with the Registration Statement and has rendered an opinion as to the validity of the shares of Common Stock offered hereby.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the Offering:

                                                   Amount*
                                                   -------
SEC Registration Fee.......................       $ 1,580.43
Printing and Engraving.....................         1,000.00
Legal Fees and Expenses....................         5,000.00
Accounting Fees and Expenses...............         5,000.00
Blue Sky Fees and Expenses.................           500.00
Miscellaneous..............................         1,000.00
                                                  ----------
  Total...................................
                                                  $14,080.43
                                                  ==========

- ----------------------
* Estimated, except SEC Registration Fee.

Item 15.  Indemnification of Directors and Officers.

          In accordance with the provisions of the General Corporation Law of the State of Delaware (the "Act"), Article VI of the Registrant's Bylaws requires indemnification of Directors and Officers of the Company to the fullest extent provided by Section 145 of the Act, and also provides that such rights to indemnification are not exclusive of any other right to which Directors and Officers may otherwise be entitled.

          In addition to the above-described provisions, Section 145 of the Act contains provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 145 of the Act permits a corporation, with certain exceptions, to indemnify a present or former director against liability if (i) he acted in good faith, and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a person in respect of a claim, issue or matter as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification or such expenses which the Court of Chancery or such other court shall deem proper.

          Section 145 of the Act requires a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party against expenses actually and reasonably incurred by him when he is successful in his defense on the merits or otherwise.

          Further, the Registrant has adopted a charter provision pursuant to Delaware law which purports to limit the liability of Directors for monetary damages.

Item 16.  Exhibits and Financial Statement Schedules.

     (a)   Exhibits
           --------

     5.1* Opinion of Akerman, Senterfitt & Eidson, P.A., as to the legality of the securities being offered hereby.

     23.1*  Consent of Akerman, Senterfitt & Eidson, P.A. (included as part of
            Exhibit 5.1).

     23.2 Consent of Deloitte & Touche, LLP, independent certified public accountants.

     99.1 Stock Purchase Agreement, dated as of May 30 1996 by and between Bush Industries, Inc., The Color Works, Inc. and certain shareholders of The Color Works, Inc.

     (b)   Financial Statement Schedules
           -----------------------------


          All schedules are omitted because they are not applicable, or not required because the required information is included in the Consolidated Financial Statements or notes thereto.

- --------------------
*Previously filed.

Item 17.  Undertakings.

     (A)    The Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) For the purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering .

        (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (5) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
            Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jamestown, State of New York, on this 28th day of August, 1996.

                                BUSH INDUSTRIES, INC.
                                ----------------------------------------------
                                Registrant


                                By:   /s/ Paul S. Bush
                                   -------------------------------------------
                                    Paul S. Bush, Chairman of the Board of
                                    Directors, President and Chief Executive
                                    Officer



          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                     Title                          Date
      ---------                     -----                          ----


/s/ Paul S. Bush          Chairman of the Board of Directors,     August 28, 1996
- ---------------------     President and Chief Executive Officer
Paul S. Bush



/s/ Robert L. Ayres       Executive Vice President, Chief         August 28, 1996
- ---------------------     Operating Officer, Chief Financial
Robert L. Ayres           Officer and Director



/s/ Lewis H. Aronson      Vice President of Corporate             August 28, 1996
- ---------------------     Development and Director
Lewis H. Aronson



/s/ Douglas S. Bush       Vice President of Merchandising and     August 28, 1996
- ---------------------     Director
Douglas S. Bush

      Signature                     Title                            Date
      ---------                     -----                            ----


/s/ Gregory P. Bush       Vice President of Administration and    August 28, 1996
- ----------------------    New Business Development and
Gregory P. Bush           Director




/s/ Donald F. Hauck       Senior Vice President and Director      August 28, 1996
- ----------------------
Donald F. Hauck



/s/ David G. Messinger    Senior Vice President of Sales and      August 28, 1996
- ----------------------    Marketing and Director
David G. Messinger



/s/ Jerald D. Bidlack     Director                                August 28, 1996
- ----------------------
Jerald D. Bidlack



/s/ Paul A. Benke         Director                                August 28, 1996
- ----------------------
Paul A. Benke



/s/ Robert E. Hallagan    Director                                August 28, 1996
- ----------------------
Robert E. Hallagan